UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Invesco Commercial Real Estate Finance Trust, Inc.

(Name of Issuer)

Class E Common Stock, $0.01 per share

(Title of Class of Securities)

(CUSIP Number)

Beth Zayicek

1331 Spring Street NW, Suite 2500

Atlanta, Georgia 30309

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

October 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Realty, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,463.605 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,463.605 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,463.605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on a total of 1,052,463.605 shares issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Advisers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,463.605 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,463.605 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,463.605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)	This amount includes 1,052,463.605 shares of Class E Common Stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 1,052,463.605 shares issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Group Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,463.605 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,463.605 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,463.605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes 1,052,463.605 shares of Class E Common Stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 1,052,463.605 shares issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. OppenheimerFunds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,463.605 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,463.605 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,463.605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)	This amount includes 1,052,463.605 shares of Class E Common Stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 1,052,463.605 shares issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Oppenheimer Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,463.605 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,463.605 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,463.605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes 1,052,463.605 shares of Class E Common Stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 1,052,463.605 shares issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Holding Company (US), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,463.605 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,463.605 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,463.605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes 1,052,463.605 shares of Class E Common Stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 1,052,463.605 shares issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Holding Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,463.605 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,463.605 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,463.605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 1,052,463.605 shares of Class E Common Stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 1,052,463.605 shares issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,463.605 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,463.605 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,463.605 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 100% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

(1)	This amount includes 1,052,463.605 shares of Class E Common Stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 1,052,463.605 shares issued and outstanding.

Explanatory Note

This Statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on September 15, 2023 by Invesco Realty, Inc. (“Invesco Realty”), a wholly owned subsidiary of Invesco Advisers, Inc. (“IAI”), which is a wholly owned subsidiary of Invesco Group Services, Inc., which is a wholly owned subsidiary of OppenheimerFunds, Inc., which is a wholly owned subsidiary of Oppenheimer Acquisition Corp., which is a wholly owned subsidiary of Invesco Holding Company (US), Inc., which is a wholly owned subsidiary of Invesco Holding Company Limited and which is a wholly owned subsidiary of Invesco Ltd., the ultimate parent entity, with respect to the Class E Common Stock, $0.01 per share (the “Class E Common Stock”) of Invesco Commercial Real Estate Finance Trust, Inc., a Maryland Corporation (the “Issuer”). This Amendment No. 1 is being filed to report that on October 2, 2023, Invesco Realty purchased an aggregate of 199,063.605 additional shares of Class E Common Stock of the Issuer.

The Items below amend the information disclosed under the corresponding Items of the Original Schedule 13D as described below. Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment No.1 does not modify any information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 have the meanings assigned to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Original Schedule 13D is hereby amended to add the following at the end thereof:

On October 2, 2023, Invesco Realty purchased 199,063.605 shares of Class E Common Stock (the “Acquired Shares”) for aggregate consideration of $5,000,000.00. The Acquired Shares were purchased pursuant to the Amended Subscription Agreement.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5(c) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

(c) Except as set forth in the Original Schedule 13D and as described below, during the past 60 days none of the Reporting Persons has effected any transactions in the Class E Common Stock.

On July 25, 2023, Invesco Realty acquired 153,000 shares of the Class E Common Stock pursuant to the Amended Subscription Agreement for $3,825,000. Such July acquisition occurred prior to the Issuer’s Class E Common Stock becoming effective under Section 12 of the Exchange Act of 1934, as amended.

Item 7. Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Subscription Agreement, by and between, Invesco Realty, Inc. and the Issuer, dated as of March 23, 2023 (incorporated by reference to Exhibit 10.6 to the Issuer’s General Form of Registration of Securities on Form 10, as amended, filed with the SEC on August 25, 2023).

99.2	Amendment to that Subscription Agreement, by and between, Invesco Realty, Inc. and the Issuer, dated as of August 11, 2023 (incorporated by reference to Exhibit 10.7 to the Issuer’s General Form of Registration of Securities on Form 10, as amended, filed with the SEC on August 25, 2023).

99.3	Amendment No. 2 to that Subscription Agreement, by and between, Invesco Realty, Inc. and the Issuer, dated as of August 23, 2023 (incorporated by reference to Exhibit 10.8 to the Issuer’s General Form of Registration of Securities on Form 10, as amended, filed with the SEC on August 25, 2023).

99.4	Amended and Restated Advisory Agreement, by and among, the Issuer, Invesco Commercial Real Estate Finance Investments, LP and Invesco Advisers, Inc., dated as of May 5, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s General Form of Registration of Securities on Form 10, as amended, filed with the SEC on August 25, 2023).

99.5	Amendment No. 1 to Amended and Restated Advisory Agreement, by and among the Issuer, Invesco Commercial Real Estate Finance Investments, LP and Invesco Advisers, Inc., dated as of August 23, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s General Form of Registration of Securities on Form 10, as amended, filed with the SEC on August 25, 2023).

99.6	Dealer Management Agreement, by and among, the Issuer, Invesco Distributors, Inc. and Invesco Advisers, Inc., dated as of May 5, 2023 (incorporated by reference to Exhibit 10.4 to the Issuer’s General Form of Registration of Securities on Form 10, as amended, filed with the SEC on August 25, 2023).

99.7	Joint Filing Agreement, dated as of September 15, 2023, by and among the Reporting Persons (incorporated by reference to Exhibit 99.7 to the Original Schedule 13D, filed with the SEC on September 15, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2023

Invesco Realty, Inc	/s/ Chris Fischer
Chris Fischer, Attorney in Fact*

Invesco Advisers, Inc.	/s/ Chris Fischer
Chris Fischer, Attorney in Fact*

Invesco Group Services, Inc.	/s/ Chris Fischer
Chris Fischer, Attorney in Fact**

OppenheimerFunds, Inc.	/s/ Chris Fischer
Chris Fischer, Attorney in Fact**

Oppenheimer Acquisition Corp.	/s/ Chris Fischer
Chris Fischer, Attorney in Fact**

Invesco Holding Company (US), Inc.	/s/ Chris Fischer
Chris Fischer, Attorney in Fact**

Invesco Holding Company Limited	/s/ Chris Fischer
Chris Fischer, Attorney in Fact*

Invesco Ltd.	/s/ Chris Fischer
Chris Fischer, Attorney in Fact**

*	Pursuant to a power of attorney which is incorporated herein by reference to Exhibits 24.1, 24.2 and 24.3 to the Form 3 filed by the Reporting Persons on September 7, 2023.

**	Pursuant to a power of attorney which is incorporated herein by reference to the Exhibits to the Form 3 filed by the Reporting Persons on September 15, 2023.